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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee **
$11,523,550	$1,060.17

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,152,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

**
Previously Paid.

☐
Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: NA
  Form or Registration No.: NA
  Filing Party: NA
  Date Filed: NA

☐
Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate box below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if this filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

        This Amendment No. 1 to Schedule TO relates to the repurchase commitment of Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the terms of the original Prospectus dated July 2001. Cap Rock Energy Corporation is offering to purchase shares of its outstanding common stock which were distributed to certain former members of Cap Rock Electric Cooperative, Inc., the Company's predecessor, and that are still held by those persons as of the offering date, at a price of $10.00 per share.

        This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 5, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 amends and supplements the statement on Schedule TO originally filed by the Company on February 5, 2003, as set forth below.

        This Amendment No. 1 and Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

        Item 1 of the Schedule TO and the "Summary Term Sheet" of the Offer to Purchase are hereby amended as follows:

  1.
  Deleting the answer to the question "Does the Company have the financial resources to make payment?" and inserting the following:

    Our purchase commitment is for $10 per share, and the current market price is greater than $10 per share. Because shareholders are currently able to sell their stock on the open market at a price that is greater than our offering price, we do not believe a substantial number of shareholders will tender their shares, and we believe that we have sufficient cash on hand to purchase the limited number of shares anticipated to be tendered. If the number of shares tendered is greater than we anticipated and we do not have sufficient cash available to purchase all shares tendered at that time, no shares will be purchased and we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. Your withdrawal rights will be extended as well. If following such extension we do not have sufficient funds to acquire all shares properly tendered, we will terminate the offer and return all shares tendered. See Section 5, "Purchase of Shares and Payment of Purchase Price" and Section 6, "Conditions of the Offer."

  2.
  Deleting the answer to the question "When does the offer expire?" and inserting the following:

    If you are an eligible shareholder, you have until 5:00 p.m. Eastern Time on April 8, 2003, to tender your shares, unless we extend the offer. If we extend the offer, your right to tender or withdraw shares will also be extended.

  3.
  Deleting the answer to the question "Are there any conditions to the offer?" and inserting the following:

    Yes, the offer is limited to those shareholders who received their shares of common stock as part of the conversion plan, and have continuously held those same shares until the first anniversary of the distribution of the shares and then through the date of our acceptance of the tendered shares. The offer is also subject to the Company having sufficient cash on hand to pay for tendered shares. If we do not have sufficient cash on hand to purchase all shares properly tendered, we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. If at the end of the offer we have insufficient funds to acquire all shares tendered, we will terminate the offer and return all tendered shares. Other conditions are described in Section 6, "Conditions of the Offer."

  4.
  Deleting the answer to the question "Until what time can I withdraw previously tendered shares?" and inserting the following:

    You may withdraw your tendered shares at any time before the offer expires at 5:00 p.m. Eastern Time, April 8, 2003. If we do not have sufficient cash available to purchase all shares properly tendered, we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. If we do so, your right to tender or withdraw your shares will also be extended. In addition, pursuant to rules and regulations of the Securities and Exchange Commission, if we have not accepted your tendered shares for payment, you may withdraw them at any time after 40 business days from the commencement of the offer.

  5.
  Deleting the answer to the question "If I tender my shares, when and how will I receive payment?" and inserting the following:

    Promptly after the offer expires and the shares have been accepted for payment, you will be paid $10.00 per share, in cash, without interest. We will pay for the shares accepted for payment by depositing the aggregate purchase price with the depositary promptly after the expiration date of our offer. The depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5, "Purchase of Shares and Payment of Purchase Price."

  6.
  Deleting in its entirety the question "In what order will tendered shares be purchased and or paid?" and the answer thereto.

Item 4. Terms of the Transaction

        Item 4 of the Schedule TO and Sections 1, 3, 4, 5, 6 and 14 of the Offer to Purchase are hereby amended as follows:

  1.
  The second paragraph of Section 1 of the Offer to Purchase is deleted and replaced by the following:

"We had committed, as part of the conversion plan, to offer to purchase the shares of common stock that were distributed to former Cooperative members, held continuously by those persons until the first anniversary of the distribution of those shares and then through the date of our acceptance of the tendered shares at a purchase price of $10.00 per share. We anticipate that our offer will end April 8, 2003. If we are unable to purchase all of the shares offered to us because we do not have sufficient cash available for the purchase price of $10.00 per share, we will not purchase any of the shares properly tendered."
  2.
  The third paragraph of Section 3 of the Offer to Purchase relating to Odd Lot Holders is deleted in its entirety;

  3.
  Inserting the following after the third sentence of the paragraph captioned "DETERMINATION OF VALIDITY; REJECTION OF SHARES" in Section 3 of the Offer to Purchase: If the Company waives a condition to the offer, it will waive such condition for all shares tendered.;

  4.
  The phrase "or are unable to purchase all shares tendered because the number of shares tendered was greater than what we had anticipated and sufficient cash may not be immediately available," is deleted in the first paragraph of Section 4 of the Offer to Purchase and replaced by the phrase "in anticipation of receiving necessary governmental approvals,";

  5.
  The last sentence of the first paragraph of Section 4 of the Offer to Purchase is deleted;

  6.
  The last sentence of the fourth paragraph of Section 4 of the Offer to Purchase is deleted;

  7.
  The phrase "subject to the number of shares tendered and cash available," in the first paragraph of Section 5 of the Offer to Purchase is deleted and replaced by the word "promptly";

  8.
  Inserting the word "promptly" immediately after the phrase "We will pay for the shares purchased under our offer by" in the fourth paragraph of Section 5 of the Offer to Purchase;

  9.
  The deletion of the fifth and sixth paragraphs of Section 5 of the Offer to Purchase, as well as the definition of Odd Lots;

  10.
  The last sentence of the first paragraph of Section 6 of the Offer to Purchase is deleted;

  11.
  In the second paragraph of Section 6 of the Offer to Purchase, the date February 8 is replaced by February 5, and the phrases "or are determined by us to have occurred" and "including any action or omission to act by us," are deleted.

  12.
  A new subparagraph 1 to the second paragraph of Section 6 of the Offer to Purchase is inserted as follows and the remaining subparagraphs are renumbered accordingly:
"1. there is insufficient cash available to the Company to acquire all shares properly tendered;"
  13.
  Subparagraph 8, which was renumbered as subparagraph 9, of Section 6 of the Offer to Purchase is deleted in its entirety and replaced by the following:

"9. any change or event occurs, is discovered, or is threatened to the business, condition (financial or otherwise), income, operations, or prospects of us and our subsidiaries, taken as a whole, which is reasonably likely to be material and adverse to us;"
  14.
  The phrase "including our action or inaction," in the last paragraph of Section 6 of the Offer to Purchase is deleted;

  15.
  The second sentence of the first paragraph of Section 14 of the Offer to Purchase is deleted in its entirety and replaced by the following:
"Our offer to purchase those shares, for $10.00 per share, commenced February 5, 2003, and ends April 8, 2003."
  16.
  The phrases "or are deemed by us to have occurred" and "including, without limitation, decreasing the number of shares accepted for payment because of a lack of available cash" in the first sentence of the second paragraph of Section 14 are deleted.

Item 7. Source and Amount of Funds or Other Consideration

        The last paragraph of Section 8 of the Offer to Purchase is deleted in its entirety and replaced with the following:

"Because we do not expect a substantial number of shareholders to tender their shares pursuant to our offer, we expect the maximum aggregate cost, including fees and expenses applicable to the offer, to be no more than $290,000. We will use only available cash of $290,000 to (a) pay costs and expenses of the offer estimated to be $90,000, and (b) purchase 20,000 tendered shares at $10.00 per share or $200,000. If all eligible shareholders tendered their shares, the maximum amount of funds required would be $11,614,000. In the unlikely event the number of shares tendered exceeds our cash available to purchase shares, we may extend the offer once in order to try to obtain the additional funds to purchase all of the shares properly tendered. If additional funds are not available and we are unable to acquire all properly tendered shares, we will terminate the offer and return all tendered shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient."

Item 10. Financial Statements

        The Financial Statements on pages F-1 through F-41 of the Company s Annual Report on Form 10-K for the period ended December 31, 2001, filed with the Securities and Exchange Commission on April 3, 2002, are incorporated herein by reference.

        The Financial Statements in Item 1 of the Company s Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, are incorporated herein by reference.

        The selected financial information set forth in "Section 9. Certain Information Concerning the Company; Selected Financial Information" of the Offer to Purchase is incorporated herein by reference.

        The phrase "Selected Financial Information" has been added to the heading for Section 9 of the Offer to Purchase, and the following is added at the end of Section 9:

          "Set forth below is a selected summary of our financial information. The selected historical consolidated balance sheets and consolidated statements of operations data for the periods ending on or before December 31, 2001, are those of Cap Rock Electric Cooperative, Inc. (the "Predecessor"), and the selected historical consolidated balance sheets and consolidated statements of operations data for the periods ending after January 1, 2002, are those of Cap Rock Energy Corporation (the "Successor"). The Predecessor and Successor both changed their fiscal year-end from March 31 to December 31, effective for the period ended December 31, 2001. The selected financial data has been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the period ended December 31, 2001, and our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2002 and 2001, filed with the SEC, and should be read together with the consolidated financial statements and related notes. Copies of these filings may be obtained as described above. For comparative purposes, unaudited selected financials data as of and for the period ended December 31, 2000, have been included."

	Nine Months Ended December 31,			Nine Months Ended September 30,
Consolidated Statements of Operations:			Year Ended March 31, 2001
	2001	2000		2002	2001
(in thousands except per share amounts)	Predecessor	Predecessor	Predecessor	Successor	Predecessor
		(unaudited)		(unaudited)	(unaudited)
Operating revenues	$53,122	$52,100	$72,465	$57,193	$60,093
Operating income (loss)	1,976	(5,904)	(7,511)	12,319	10,574
Total other income (expense)	2,454	1,019	2,361	(4,144)	(6,295)
Net income (loss) before extraordinary item	4,430	(4,885)	(5,150)	8,175	4,279
Net income (loss)	4,430	(3,916)	(4,181)	8,175	4,279
Net income (loss) per share, basic and diluted in dollars (2001 pro forma)	3.40	*	(3.21)	6.28	3.29
Shares used in per share computation, basic and diluted (2001 pro forma)	1,302	*	1,302	1,302	1,302

*
Net income (loss) per share data and the number of shares used in the per share computation are not provided for the nine months ended December 31, 2000, because no common stock was outstanding at that time.

	December 31,			September 30,
Balance Sheet Data:			March 31, 2001
	2001	2000		2002	2001
(in thousands)	Predecessor	Predecessor	Predecessor	Successor	Predecessor
		(unaudited)		(unaudited)	(unaudited)
Current assets	$12,056	$7,868	$13,738	$36,352	$13,736
Noncurrent assets	202,403	210,514	207,457	177,179	205,172
Current liabilities	19,734	24,050	23,258	43,586	50,503
Noncurrent liabilities	187,053	188,320	192,262	155,793	160,228
Temporary equity	—	—	—	11,983	—
Stockholders' equity	—	—	—	2,169	—
Equities and margins	7,672	6,012	5,675	—	8,177

Item 11. Additional Information

        The form of Letter of Transmittal is amended and supplemented as contained in the Form of Supplemental Instructions in Item 12 (a)(1)(H).

Item 12. Exhibits

        Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits:

  (a)(1)(G) Form of Amended Offer to Purchase

  (a)(1)(H) Form of Supplemental Instructions

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION

March 3, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(G)	Form of Amended Offer to Purchase
(a)(1)(H)	Form of Supplemental Instructions

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Introductory Statement
  Item 1. Summary Term Sheet
  Item 4. Terms of the Transaction
  Item 7. Source and Amount of Funds or Other Consideration
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX